FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 04 May 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibilities or Connected Persons

In accordance with DTR 3.1.4 R (1) (a), I give below details of a change in the interests of Ms Emma Walmsley, a Person Discharging Managerial Responsibilities, in the ordinary shares of GlaxoSmithKline plc (the "Company").

Following the vesting on 1 May 2016 of 25% of an award made on 1 May 2010 under the GlaxoSmithKline Deferred Investment Award Plan, Ms Walmsley will receive a cash payment of 1470.75 pence per ordinary share in respect of 14,784.871 notional ordinary shares.

The Company and Ms Walmsley were advised of this transaction on 4 May 2016.

V A Whyte
Company Secretary

4 May 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 04, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc